Exhibit 12.1
Wisconsin Public Service Corporation
Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends

	2007
(Millions)	6 months	2006	2005	2004	2003	2002
EARNINGS
Earnings on common stock	$46.0	$99.0	$81.4	$104.8	$78.9	$83.1
Federal and state income taxes	28.5	58.3	44.1	51.3	45.7	46.8

Net pretax income	74.5	157.3	125.5	156.1	124.6	129.9
(Income) from less than 50% equity investees	(4.4)	(9.4)	(7.5)	(8.4)	(6.0)	(6.6)
Distributed earnings of less than 50% equity investees	3.1	6.2	5.5	5.9	4.3	5.4

Fixed charges	25.1	47.2	42.7	40.4	38.8	41.2

Subtract preference dividend requirement	2.6	4.9	4.7	4.6	4.8	4.8

Total earnings as defined	$96.0	$196.4	$161.5	$189.4	$156.9	$165.1

FIXED CHARGES
Interest on long-term debt, including related amortization	$17.7	$29.4	$29.8	$29.9	$27.8	$27.2
Other interest	4.0	11.2	6.5	4.5	4.9	7.9
Interest factor applicable to rentals	0.8	1.7	1.7	1.4	1.3	1.3

Fixed charges before preferred dividend requirement	$22.5	$42.3	$38.0	$35.8	$34.0	$36.4

Ratio of earnings to fixed charges	4.3	4.6	4.3	5.3	4.6	4.5

Preferred dividends (grossed up) (see below)	$2.6	$4.9	$4.7	$4.6	$4.8	$4.8

Total fixed charges including preferred dividend	$25.1	$47.2	$42.7	$40.4	$38.8	$41.2

Ratio of earnings to fixed charges and preferred dividends	3.8	4.2	3.8	4.7	4.0	4.0

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	$1.6	$3.1	$3.1	$3.1	$3.1	$3.1

Tax rate	38.2%	36.6%	34.5%	32.4%	35.6%	35.0%

Preferred dividends (grossed up)	$2.6	$4.9	$4.7	$4.6	$4.8	$4.8